UNILENS VISION REPORTS RECORD FIRST QUARTER EARNINGS AND
ROYALTY INCOME

EARNINGS INCREASE 6% TO $0.11 PER SHARE

LARGO, Florida (November 20, 2009) – Unilens Vision Inc. (OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported its operating results for the first quarter ended September 30, 2009 (FY2010).

Net sales excluding royalty income, were $1,683,673 in the FY2010 first quarter, 4.4% less then $1,761,526 reported in the previous year first quarter (FY2009).  The decrease in sales was primarily a result of less low vision product line sales to our exclusive low vision stocking distributor, offset by a 7.3% increase in sales of our C-Vue brand disposable lenses sold exclusively to licensed eye care practitioners.

Royalty income for the FY2010 first quarter increased 7.6% to a record first quarter of $767,676 compared with $713,397 in the prior-year quarter. Sales of licensed products by our licensee Bausch & Lomb continue to increase, resulting in continued royalty income growth.

FY2010 first quarter income before taxes increased 2.9% to a record first quarter $790,730 compared with $768,259 in the prior-year quarter. After recording net income tax expense of $296,642, Unilens reported net income of $494,088, an increase of 5.9% compared to the previous year quarter , or $0.11 per diluted share. In the FY2009 first quarter, the Company reported net income of $466,367, or $0.10 per diluted share, which included income tax expense of $301,892.

 “We are pleased with our first quarter results, considering the current economic environment ,” stated Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc. “Continued growth for our C-Vue brand of lenses sold exclusively to independent practitioners, combined with a 8% growth in royalty revenue derived from Bausch & Lomb’s sales of multifocal lenses that use our key technologies, was responsible for our record performance.”

“I am also pleased to report that the Unilens’ Board of Directors declared its regular quarterly dividend of US $0.09 per common share, payable next Friday November 27, 2009. “This decision was based on the Company’s current balance sheet, and projected operating cash flows and is consistent with the Board’s commitment that shareholders should share directly in the earnings achieved by management while continuing to execute our growth strategy,” concluded Mr. Pecora.

About Unilens Vision Inc. – “The Independent Eye Care Professionals Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vue® brand directly to Independent Eye Care Professionals.  Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Leonard F. Barker, CFO, Unilens Vision Inc. at (727) 544-2531

UNILENS VISION INC.
FIRST QUARTER - FISCAL 2010
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars) RESULTS OF OPERATIONS

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008
Sales	$1,683,673	$1,761,526
Cost of sales	961,371	935,132
	722,302	826,394
Expenses	703,209	771,961
Income from operations	19,093	54,433
Other items:
Royalty income	767,676	713,397
Other income	468	2,585
Remeasurement income (loss)	535	(4,427)
Interest income	2,958	2,271
	771,637	713,826
Income before income tax expense	790,730	768,259
Income tax expense	296,642	301,892
Net income for the period	$494,088	$466,367
Net income per common share:
Basic	$0.11	$0.10
Diluted	$0.11	$0.10
CASH FLOWS
Provided (used) by:
Operating activities	$882,127	$706,683
Investing activities	(2,926)	(32,600)
Financing activities	(409,564)	(1,774,779)
Increase (decrease) in cash	$469,637	$(1,100,696)

BALANCE SHEET
	September 30, 2009	June 30, 2009
Cash and certificates of deposit	$2,148,798	$1,678,626
Total assets	5,787,117	5,749,661
Current liabilities	1,009,244	1,056,312
Total liabilities	1,009,244	1,056,312
Stockholders’ equity	$4,777,873	$4,693,349